July 10, 2007

VIA FACSIMILE, EDGAR AND OVERNIGHT DELIVERY

William H. Choi

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F St., N.E.

Washington, D.C. 20549

Re: Diedrich Coffee, Inc.

SEC Comment Letter dated June 5, 2007

File No. 0-21203

Dear Mr. Choi:

The Staff provided comments, by letter dated June 5, 2007 (the “Comment Letter”), regarding the Form 10-K and Form 10-Q of Diedrich Coffee, Inc. (the “Company”) for the fiscal year ended June 28, 2006 and quarter ended March 7, 2007, respectively. The following responses to your comments have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Please note that all comments made by the Staff will be incorporated, as necessary, into the Company’s Form 10-K for the fiscal year ended June 27, 2007, which the Company expects to file no later than September 25, 2007.

Form 10-K for the Fiscal Year Ended June 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Page 25

1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in revenues from fiscal year 2005 to 2006 was partially due to a company-operated same store sales increase of 3.6% and strong growth in your Keurig “K-cup” sales. Please explain in reasonable detail the reasons why sales from these sources increased. See SEC Release No. 33-8350.

Company response:

Securities and Exchange Commission

July 10, 2007

In future filings, the Company will separately quantify each individual reason giving rise to an increase or decrease between two periods.

In response to the Staff’s comment, we propose to add the following disclosure in our future filings:

•

The increase in Keurig “K-cup” sales was a direct result of an increase in the “K-cup” wholesale customer base year over year with over 300 new “K-cup” customers added for fiscal year 2006 and an increase in “K-cups” shipped of 60.3%.

•

The net increase in comparable store sales of 3.6% for fiscal year 2006 resulted from an increase in comparable store sales of 8.4% for Coffee People and an increase of 2.5% for Gloria Jean’s whereas Diedrich Coffee store sales remained flat with 0% increase compared to the prior fiscal year.

2. In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in retail sales from fiscal year 2004 to 2005, please quantify in dollars the extent to which the change is attributable to the various contributing factors listed, including the same store sales increase and the incremental revenues from the four additional company stores. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company response:

In future filings, the Company will further quantify and describe, where possible, the business reasons that contribute to each material change in a financial statement line item between two periods.

In response to the Staff’s comment, we propose to revise the paragraph for Retail Sales as follows as underlined below:

•

Our retail sales revenue for the year ended June 29, 2005 increased by $273,000, or 0.9%, to $31,890,000 from $31,617,000 for the year ended June 30, 2004. This increase was primarily due to a company-operated same store sales increase of 4.7% or $1,324,000 increase in comparative store sales along with a net increase of four company stores since the beginning of the prior year. This increase in comparable store sales was offset by a decrease in non-comparative store sales of $1,190,000. Retail sales from our internet website also increased by $139,000 from $457,000 in fiscal 2004 to $596,000 in fiscal 2005.

Financial Condition and Liquidity and Capital Resources, page 30

3. Please provide a more informative analysis and discussion of financial condition,

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July 10, 2007

changes in financial condition and cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your revised discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company response:

In response to the Staff’s comment, we propose to revise the language on page 30 as underlined below:

•

At June 28, 2006, we had working capital of $3,618,000, total capital lease obligations, deferred rent and deferred compensation of $1,334,000 and $24,267,000 of stockholders’ equity, compared to a working capital of $11,203,000, total capital lease obligations, deferred rent and deferred compensation of $780,000 and $31,522,000 of stockholders’ equity at June 29, 2005. The decrease in working capital of $7,585,000 in the current fiscal year resulted primarily from a decrease in cash of $7,900,000 which was primarily attributed to the company’s net loss from continuing operations of $7,796,000. As a result of the restructuring of our credit agreements as described in “Outstanding Debt and Financing Arrangements” below, available credit under our credit agreements were $5,000,000 and $5,250,000 as of June 28, 2006 and June 29, 2005, respectively.

•

The decrease in cash from continuing operations in fiscal year 2006 as compared to fiscal years 2005 and 2004 is primarily the result of the Company’s continued increase in operating losses from continuing operations.

Commitments and Contractual Obligations, page 33

4. You disclose on page F-22 that you had capital commitments of $2,018,000 at June 28, 2006. If you choose to exclude these payments from your contractual obligations table, please identify the excluded item(s) below the table and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Company response:

In future filings, we will include information material to an understanding of the Company’s cash requirements.

In response to the Staff’s comment, we propose to add the following

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July 10, 2007

sentence at the end of the first paragraph under the Commitments and Contractual Obligations table:

•

We have capital commitments of $2,018,000 (which are not reflected in the table above) of which $1,177,000 represents new store development and $841,000 relates to remodels, equipment and software upgrades.

Critical Accounting Estimates, page 34

5. In future filings, please revise the discussion of your critical accounting estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In doing so, please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Company response:

•	In response to the Staff’s comment, we will provide additional disclosures and revisions in our future filings.

Notes to Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies and Practices Accounts Receivable, page F-10

6. We note that your allowance for doubtful accounts appears to be unusually large given that it represents nearly 40% of your gross accounts receivable balance as of June 28, 2006 and June 29, 2005. Please tell us and disclose in further detail the nature and composition of your accounts receivable balance and why you reserved such a substantial portion of the gross balance. If a material portion of the reserve relates to accounts receivable of your former international franchise business, please tell us why those balances have yet to be written off considering their age. Please also expand your disclosures to describe the methods you use to evaluate the creditworthiness of your customers and/or franchisees.

Company response:

Supplementally, please note the following in response to the Staff’s comment:

Securities and Exchange Commission

July 10, 2007

•

Before providing credit terms to any customer, the Company’s policy is to review the customer’s credit report. The Company also checks trade references for new and existing customers on an on-going basis. A continuous review of payment history is made throughout the year in an effort to address collection issues and make changes to customer terms as necessary.

•

For purposes of establishing the allowance for doubtful accounts, the Company performs a specific review of accounts receivable on a quarterly basis. Based on different criteria specific to each customer, a reserve is established to estimate the potential amount of uncollectible receivables.

•

With regard to the international receivables, particularly trade, it wasn’t until recently that the Company definitively concluded that such receivables would not be collectible and therefore should be written off. During the Company’s fourth quarter, and on March 9, 2007, of the current fiscal year, we reached a settlement agreement with respect to the international receivable of $445,000 and now have the necessary support to write-off the uncollectible portion of $370,000 against the reserve balance.

•

With regard to the $1,248,000 of reserves against Franchise receivables and other third party receivables, approximately $831,000 or 66.5% are represented by ten franchisees where the Company has guaranteed rent payment while the franchisee is in default. These receivables do not represent previously recognized revenue but are rent payments that are paid on behalf of franchised stores that are receivable from the franchisees. The Company will continue its review of the reserved accounts which occurs as part of its year end process and procedures.

The following table details the components of net accounts receivable:

	June 28, 2006	June 29, 2005
Franchise and other third party rent receivables	$1,733,000	$1,381,000
Allowance	(1,248,000)	(824,000)

Net Franchise receivables	485,000	557,000
Wholesale receivables	2,959,000	2,214,000
Allowance	(615,000)	(568,000)

Net Wholesale receivables	2,344,000	1,646,000

Accounts receivable, net	$2,829,000	$2,203,000

The above table will be provided by separate footnote in future filings.

Goodwill, page F-12

Securities and Exchange Commission

July 10, 2007

7. We note that the market value of your common stock outstanding as of June 28, 2006 is significantly less than the book value of your stockholders’ equity. Although we recognize that the fair value of a reporting unit can exceed its market capitalization, in light of your conclusion that goodwill was not impaired despite your market capitalization, recurring operating losses, and negative cash flows from operations, please provide us with more information about the results of your latest goodwill impairment test. In your response, please quantify each reporting unit’s carrying value and calculated fair value as of your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and judgments. If the first step of the test identified a potential impairment, thus requiring you to perform the second step of the test, please provide us the details of your determination of the implied fair value of goodwill. Consistent with our comment above, this type of information should be disclosed in future filings as part of your discussion of Critical Accounting Estimates.

Company response:

The chart below details the fiscal year 2006 goodwill balance, carrying value and the calculated fair value for each operating group based on the Company’s assumptions and estimates.

Operating Group	FY06 Goodwill Balance	FY06 Carrying Value	FY06 Calculated Fair Value
Wholesale	$6,311,000	$12,805,000	$15,113,000
Coffee People Retail Stores	1,347,000	3,822,000	5,622,000
Gloria Jean’s U.S. Franchise Operations	521,000	522,000	4,552,000

For the Wholesale business segment, Management completed an analysis to determine whether an adjustment should be made to the carrying value of the associated goodwill. It should be noted that the Wholesale business segment has experienced significant revenue growth over the past two years averaging approximately 20% average annual growth from FY04 to FY06. The majority of this growth has been generated by sales of Keurig “K-Cup” single service coffee. K-cup sales grew approximately 28% and 55% in FY05 and FY06, respectively.

Management first used a simple EBITDA multiple approach (Market Cap/EBITDA) to evaluate the Wholesale business segment applying a conservative 5.0X multiple to generate a valuation for the segment. This valuation was compared to the NBV of the Wholesale business segment to derive the excess value figure. Using FY06 financial results, the analysis derived an excess value amount of $2.31 million. For comparison purposes, Management calculated the same EBITDA multiples for comparable companies which were significantly higher at an average of 15.0X. Based on these assumptions, there would not be an impairment of wholesale goodwill.

Securities and Exchange Commission

July 10, 2007

In addition, a sensitivity analysis was completed to determine at what point the Company would be required to impair the goodwill associated with the Wholesale business segment. Based on historical trends and the current growth rate, the Company calculated that it would require a 15% annual decrease in revenue, or a 35% negative swing in the growth rate trend, for the Wholesale business segment to have negative value. Based on historic trends and the current growth rate of the wholesale segment, the Company does not believe there should be a required impairment to the carrying value of the Goodwill associated with the Wholesale business segment for fiscal year 2006.

Management also used the income approach as an alternative to using the simple EBITDA multiple to value the Wholesale business segment. The income approach is based on the assumption that the value of an asset can be determined by estimating the present value of the expected cash flows generated by an investment in that asset and reflects the risk-return tradeoff faced by a rational investor.

Discounted cash flow analysis (DCF) is a form of the income approach that is most appropriate to apply to a company or business segment whose earnings are not expected to follow a stable growth pattern in the near future. With the sale of the retail locations, FY07 was expected to be a transition year for the Wholesale business segment and not representative of the future growth potential. Accordingly, a DCF analysis was prepared in addition to the EBITDA Multiple analysis.

The first step in a DCF involves the creation of a discrete period forecast of the expected financial results which in this case, is represented by the five-year plan for the Wholesale business segment. At the end of the fifth year, earnings growth is assumed to be stabilized and a terminal value was developed capitalizing on an assumed stabilized earnings figure. The terminal value represents the value attributable to the Wholesale business segment into perpetuity after the discrete projection period (five-year plan).

The earnings level used in the DCF is the debt-free cash flow, which is after-tax operating income plus non-cash charges such as depreciation and amortization, minus working capital requirements and capital expenditure requirements. Debt-free cash flow is used because it represents the amount of money that could be reasonably withdrawn from the business each year without impairing operations.

The second step is discounting the discrete period cash flows and terminal value to present value at a discount rate that incorporates the degree of risk specific to this particular investment. The sum of the two values indicates an estimate of the total invested capital value of the business segment.

Using the DCF methodology, the analysis derives an estimated value of

Securities and Exchange Commission

July 10, 2007

$26.0 million for the Wholesale business segment resulting in $13.5 million in excess value over the estimated net book value of the business segment’s assets. Based on the DCF analysis, the Company does not believe there should be a required impairment to the carrying value of the Goodwill associated with the Wholesale business segment for Fiscal Year 2006.

For the goodwill associated with Retail Operations, the September 2006 sale of the Company operated retail stores, including Coffee People retail stores, to Starbucks generated a large gain during the third quarter of fiscal year 2007 which negated any reason to impair the goodwill related to the Coffee People retail group on June 28, 2006. Goodwill related to the Coffee People portion of the transaction was written off as part of the gain calculation.

The Franchise Operations has experienced declining revenue over the past two years, but has relatively few assets other than the associated goodwill. However, the analysis indicates that it would require a significant drop in the franchise store count, approximately 29%, before the Franchise Operations carry value exceeded its calculated fair value.

At June 27, 2007, book value approximates market capitalization. The Company believes that the difference between book value and market capitalization at June 28, 2006, was temporary.

Revenue Recognition, page F-13

8. You disclose that your wholesale product sales are recognized at the time of shipment. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Notwithstanding terms in your sales agreements which state that title passes upon shipment, customer acceptance provisions or a history of replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate, Revise or advise. See the Interpretive Response to Question 3 of SAB Topic 13:A, which addresses this issue by analogy.

Company response:

•

Our sales are not subject to customer right of inspection or acceptance. Revenue from the sale of our wholesale products is recognized when ownership legally transfers to the customer, which is upon shipment. In future filings, the Company will revise its revenue recognition disclosure to clearly state its shipping terms as FOB shipping point with regard to shipment of wholesale products. In addition, our historical returns rate and shipments lost in transit have been very immaterial to our wholesale business. For example,

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July 10, 2007

in fiscal 2006, sales returns were approximately 1.2% of wholesale sales revenue.

Variable Interest Entities, page F-15

9. You disclose that two franchised stores are variable interest entities and that consolidation of the related franchisee “would be immaterial”. As opposed to disclosing that consolidation would be immaterial, please disclose, if true, that those VIE’s have not been consolidated since you are not the primary beneficiary.

Company response:

•

The Company is not the primary beneficiary of the franchise stores. In response to the Staff’s comment, we will revise our disclosure in future filings to indicate that the VIEs have not been consolidated because the Company is not the primary beneficiary of the two franchise locations.

Note 8. Commitments and Contingencies, page F-20

10. Please tell us how you account for the consumer price index clause in your operating leases. If, as we assume, the CPI currently in effect is taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. As required by paragraph 16.c. of SFAS 13, please also disclose sublease rental income for each period presented.

Company response:

In response to the Staff’s comment, in future filings, we propose changes to the following as underlined below:

•

(D) Some leases contain increases for CPI in which case the Company has taken the CPI currently in effect into account for purposes of computing minimum lease payments which are recognized on a straight-line basis over the minimum lease term.

•

Rent expense under operating leases approximated $5,245,000, $4,537,000 and $4,238,000 for the years ended June 28, 2006, June 29, 2005 and June 30, 2004, respectively. These amounts are net of sublease rental income of approximately $1,904,000, $1,620,000 and $1,271,000 for the years ended June 28, 2006, June 29, 2005 and June 30, 2004, respectively.

Form 10-Q for the Fiscal Quarter Ended March 7, 2007

Condensed Consolidated Statements of Cash Flows, page 3

11. Please tell us and disclose, if material, the line items in operating and financing cash

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July 10, 2007

flows that include the excess tax benefits arising from your share-based compensation arrangements.

Company response:

•

The Company did not realize any cash savings as a result of excess tax benefits from our share-based compensation arrangements as the Company expects to incur losses for the current fiscal year without the inclusion of the stock options, and we have a full valuation allowance recorded against our deferred tax assets.

Note 1. Summary of Significant Accounting

Policies Discontinued Operations, page 4

12. We note that you allocated interest expense to your loss from discontinued operations. Please tell us and disclose your method of allocating interest expense to discontinued operations. Please also explain how your allocation complies with EITF 87-24

Company response:

•

The interest expense allocated to discontinued operations is directly related to our retail segment and for the three quarters ended March 7, 2007 totaled $14,834.60. This amount represents capital lease interest on two of our retail store properties which were transferred as part of the Starbucks transaction during the third quarter of the current fiscal year. This allocation is consistent with EITF 87-24.

Note 4. Accrued Provision for Store Closure, page 8

13. We note that you recorded a $857,000 store closure provision during the 36-week period ended March 7, 2007. Considering the materiality of this charge, please tell us where the charge has been presented on your statements of operations and how it reconciles to the $432,000 provision for store closure on your statements of cash flows.

Company response:

•

Of the $857,000 store closure provision recorded during the 36-week period ended March 7, 2007, $425,000 is a charge to discontinued operations for leases related to Diedrich and Coffee People stores that were closed. The balance of the closed store reserve of $432,000 was charged to continuing operations and related to our Gloria Jean’s Franchise segment. These charges are included in Cost of sales and related occupancy costs. In each case, and in accordance with SFAS 146, the Company gave written notice of its intent to close and terminate its lease with the Landlord. The accrued provision for store closure represents the Company’s best

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July 10, 2007

estimate of lease accrual costs.

Below is a reconciliation between continue and discontinued operations with regard to closed store provision.

	Statement of Operations 36 Weeks Ended March 7, 2007	Statement of Cashflows 36 Weeks Ended March 7, 2007
Continuing operations (A)	$432,000	$432,000
Discontinued operations (B)	425,000	425,000
Total closed store provision	$857,000	$857,000

(A)	Reported as continuing operations included in cost of sales and related occupancy and represented by 5 store locations.

(B)	Reported as discontinued operations and included in net cash used in operating activities of discontinued operations of $3,558,000 for the 36 weeks ended March 7, 2007 and represented by 6 stores.

Note 9. Discontinued Operations, page 12

14. We note that you reflect in discontinued operations the financial results of Diedrich Coffee and Coffee People retail operations which are to be sold or closed. Please tell us the number of sold/closed Diedrich Coffee and Coffee People retail stores reflected in discontinued operations for the periods presented. If some of the 47 Diedrich Coffee and Coffee People retail stores open at the beginning of fiscal year 2007 have been excluded from discontinued operations, please explain how your exclusion of those stores complies with SFAS 144.

Since you intend to exit all Diedrich Coffee and Coffee People company-operated locations, it appears that all 47 locations would qualify for discontinued operations treatment under paragraph 42 of SFAS 144. If, however, (a) you intend to exit certain remaining stores through means other than by sale, such as through abandonment, and those stores do not yet qualify for discontinued operations treatment under SFAS 144 and/or (b) certain remaining stores do not yet meet the held for sale criteria of SFAS 144, please clarify your disclosures accordingly.

Company response:

•

The Company intends to exit all Diedrich Coffee and Coffee People company-operated locations as a result of its transaction with Starbucks. As of the thirty-six weeks ended March 7, 2007, of the 47 stores originally reported as part of the transaction, 32 stores have transferred to Starbucks, 5 stores transferred to other third parties, 6 were successfully negotiated for early lease terminations, 1 store remains closed pending early lease termination and 3 remain open. The three stores that currently remain open are locations where the

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July 10, 2007

Company was not able to obtain landlord consent to transfer the stores to Starbucks. As of the third quarter, the Company continued to actively pursue selling these stores to other third parties and therefore they were classified as discontinued operations. Since there are no definitive offers currently in place as of its current fiscal year end, the Company plans to report these units as part of continuing operations in the fourth quarter of fiscal 2007.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to your comments or any other matter, please contact me at (949) 260-6762.

Very truly yours,

/s/ Sean M. McCarthy
Sean M. McCarthy
Chief Financial Officer

Cc:	Diedrich Coffee, Inc.

Stephen V. Coffey, Chief Executive Officer

Paul Heeschen, Chairman of the Board of Directors

Russ Phillips, Chairman of the Audit Committee

Securities and Exchange Commission

Andrew Blume, Staff Accountant